March 22, 2013
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Mr. Rufus Decker

RE:	Beazer Homes USA, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed November 13, 2012
File No. 1-12822

Dear Mr. Decker:

This letter is being submitted by Beazer Homes USA, Inc. (the “Company”) in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter dated March 8, 2013 (the “Comment Letter”) with respect to the above-referenced Form 10-K filed by the Company.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company's response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we”, “us”, and “our” in the responses refer to the Company.

Form 10-K for the Year Ended September 30, 2012
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

We will address the Staff's comments above in future filings as applicable and have included our proposed revisions in our responses below.

Management's Discussion and Analysis
Results of Continuing Operations, page 30

2.
Given the significant changes in your effective tax rate each period presented and that the $40 million benefit from income taxes represents approximately 30% of your losses from continuing operations of $135 million during the year ended September 30, 2012, please expand your disclosures to provide a more comprehensive explanation of the factors causing significant changes from period to period. For example, during the year ended September 30, 2012, the change in effective tax rate was primarily attributable to tax planning which created certainty in the recognition of prior year's unrecognized tax benefits. Please expand your disclosures to provide additional clarity as to the

Securities and Exchange Commission
March 22, 2013

nature of the tax planning and correspondingly how it created certainty in the recognition of unrecognized tax benefits.

In future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2013, we will include disclosure similar to the following, as applicable:

“The tax benefit recognized during fiscal 2012 related primarily to a discrete tax matter that was recorded to adjust the estimated liability for a previously uncertain tax position. Specifically, the effects of our tax planning around certain deductible costs resulted in new information which required our consideration in the ongoing evaluation of our uncertain tax position liability. Upon evaluation, we did not believe the tax position remained uncertain such that a measured liability continued to be appropriate.”

Segment Results - Continuing Operations, page 32

3.
Please expand your disclosures to also provide a discussion of each segment's operating income as well as a discussion of the operating income amounts attributable to corporate and unallocated. Please quantify the impact of each factor when multiple factors contribute to material changes as well as discuss the underlying business reasons for material changes between periods.

In future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2013, we will include disclosure similar to the following example related to the fiscal year ended September 30, 2012 (two-year comparison):
“Our operating income improved by $59.1 million to $38.9 million in fiscal 2012, compared to an operating loss of $20.3 million in fiscal 2011, reflecting higher homebuilding gross profits and decreased general and administrative expenses. As a percentage of revenue, our operating income (loss) was 3.9% in 2012, compared to -2.7% in 2011. The year-over-year improvement in 2012 reflects increased revenues, decreased impairments, an $11.0 million recovery in fiscal 2012 related to old water intrusion warranty and related claims and the impact of cost reductions initiated in the spring of fiscal 2011 related to general headcount, office space reductions and senior management changes.

With respect to the segments, the West and Southeast segments primarily benefited from increased revenues and decreased impairments which drove their improvement in operating income. The decrease in operating income in the East Segment related primarily to lower gross margins and increased sales and marketing costs to drive absorptions in some of our underperforming communities. The operating loss related to corporate and unallocated below includes amortization of capitalized interest and numerous shared services functions that benefit all segments, including information technology, national sourcing and purchasing, treasury, corporate finance, legal, branding and other national marketing costs. The costs of these shared services are not allocated to the operating segments. Operating income (loss) by segment is as follows:

	2012	2011	Variance

West Segment	$15,147	$(28,406)	153%
East Segment	9,152	11,611	(21)%
Southeast Segment	14,815	(2,740)	641%
Pre-owned Segment	(229)	(724)	68%
Corporate and Unallocated	(100,943)	(111,986)	10%
Operating Income (Loss)	$(62,058)	$(132,245)	53%

Securities and Exchange Commission
March 22, 2013

4.
Your current homebuilding gross profit discussion only addresses homebuilding gross margin without interest and impairments. Please provide a discussion of gross profit which includes interest and impairments. As part of this discussion, please provide additional insight regarding the geographical areas which were impacted by impairment charges. Please specifically discuss with quantification the largest metropolitan areas within each segment for which impairment charges were recorded for each period presented.

On pages 28 and 29 of the Company's Form 10-K under Management's Discussion and Analysis, “Items impacting comparability between periods”, we have disclosed the impact of impairment charges on our segment homebuilding gross profit. We have aggregated our discussion at the reportable segment level as indicated in Item 303 of Regulation S-K. As indicated in the aforementioned impairment disclosure and in our discussion of critical accounting policies on pages 23 to 25 of our Form 10-K, our impairments relate to specific communities within our segments. The impairments result from our operating decisions to reduce prices or increase incentives in response to competitive market conditions related to those specific communities considering the product and amenities offered and location of our community relative to those of our competition. The impairment of a specific community as a result of our discounted cash flow analysis is not indicative of an overall market deterioration in an entire geographical area and we contend that inclusion of such information would be misleading in this instance. While we are sincerely interested in assisting the Staff and investors to understand the impact of impairments, we are cautious about creating misleading disclosure.

Financial Statements
Notes to the Financial Statements
Note 7. Borrowings, page 57

5.
You are subject to financial covenants under your various debt agreements. For example, the indentures under your Senior Notes require you to offer to repurchase certain specified amounts of outstanding Senior Notes if your consolidated tangible net worth falls below a specified level. Please disclose the specific terms of your debt covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, along with the computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2013, we will include disclosure similar to the following, as applicable:
“The Company's Senior Notes are subject to indentures containing certain restrictive covenants which, among other things, restrict our ability to pay dividends, repurchase our common stock, incur additional indebtedness and to make certain investments. Compliance with these covenants does not significantly impact our operations. We were in compliance with the covenants contained in all of our Senior Notes as of September 30, 2012.
All of our Senior Notes contain covenants which restrict our ability to incur additional indebtedness unless it is refinancing indebtedness or non-recourse indebtedness. The incurrence of refinancing indebtedness and non-recourse indebtedness, as defined in the indentures, are exempted from the covenant test. As of September 30, 2012 we were not able to incur additional indebtedness, except refinancing or non-recourse indebtedness.

Securities and Exchange Commission
March 22, 2013

Our Senior Notes due 2015 and 2016 contain the most restrictive covenants, including the consolidated tangible net worth covenant, which states that should consolidated tangible net worth fall below $85 million for two consecutive quarters, the Company is required to make an offer to purchase10% of each series of Senior Notes at par. If triggered and fully subscribed, this could result in our having to purchase $62.5 million of these Senior Notes which may be reduced by certain Senior Note repurchases (potentially at less than par) made in the open market after the triggering date. As of September 30, 2012 our consolidated tangible net worth was $236.2 million, well in excess of the minimum covenant requirement.
Subsequent to September 30, 2012, we repurchased our Senior Notes due 2015. As a result, the Company would only be required to purchase $27.5 million of the Senior Notes due 2016 if our consolidated tangible net worth covenant was triggered and fully subscribed.”

Note 12. Stockholders' Equity, page 66

6.
In your response to comment six of our letter dated April 20, 2011, you addressed your accounting the prepaid stock purchase grants issued in 2010. It appears that you are accounting for the prepaid stock purchase grants issued in 2012 in a similar manner pursuant to ASC 480-10. Please confirm. Please provide us with an analysis of how you determined the appropriate accounting for the prepaid stock purchase grants issued in 2012. Your analysis should address the following:

•	Please tell us if you also determined that the 2012 grants represent an obligation to issue a fixed number of shares and potentially a variable number of additional shares;

•	Please tell us whether you assessed whether the possibility of issuing a variable number of shares is predominant pursuant to ASC 480-10-55-51 as well as the results of your assessment;

•	Please address what consideration was given as to whether the 2012 grants met any of the other criteria for liability accounting under ASC 480-10;

•	Please tell us what consideration you gave as to whether there was a beneficial conversion feature related to the 2012 grants under ASC 470-20; and

•
Please address what consideration was given to ASC 260-10-45-13 in determining that the shares associated with these prepaid stock purchase grants should not be included in your determination of basic earnings per share.

The 2012 prepaid stock purchase contracts (“PSPs”) are composed of an obligation to issue a fixed number of shares and potentially to issue a variable number of additional shares. In consideration of ASC 480-10-55-51, we specifically assessed whether the possibility of issuing a variable number of shares is predominant as well as other factors. For example, we considered the fact that 1) the shares to be issued (i.e. settleable) under the PSPs are based on the fair value (i.e. stock price) of the Company's common stock at the time of settlement and 2) there are no variations inversely related to changes in the fair value of Beazer's common stock (no net share settlement permitted). We note, however, that ASC 480-10 does not define how the term “predominant” should be analyzed to determine if our PSPs (that would otherwise be an equity instrument) should be accounted for as a liability. Therefore, we considered that there are two possible outcomes: (1) the PSP's can settle in a manner consistent with ASC 480-10 equity treatment (above or below the specified range) or (2) the PSPs can settle in a manner consistent with an ASC 480-10 liability treatment (within the specified range). In other words, if at inception it is more likely than not (i.e. likelihood greater than or equal to 50%) that the price on the settlement date will be between $14.50 and $17.75 (as adjusted for our one-for-five reverse stock split effective October 2012), the PSPs would be accounted for as a liability; if not, the PSPs would be accounted for as equity.

We engaged outside advisors to assist the Company in determining the likelihood of the Company's stock price being between $14.50 and $17.75 on the settlement date. We considered factors such as:

•	The terms of the PSPs, including their maturity date of July 15, 2015 and the formula for adjustments to the range;

Securities and Exchange Commission
March 22, 2013

•	The volatility of our common stock;

•	The relationship of the price of our common stock at the date the PSPs were entered into versus the low and high end of the settlement range.

Specifically, in this analysis we used a price break confidence interval calculator in which we assumed a stock price volatility of 44.7%, a 10% drift and the stock price of $14.50 per share at the time the PSPs were issued, to determine that the probability of exceeding the threshold appreciation price of $17.75 was 40.1% and the probability of being below the Reference Price of $14.50 was 50.0%. In addition we considered the fact that the underlying stock price on the initial date of the offering of the PSPs was $14.50 (adjusted for the aforementioned reverse stock split) which is the low end of the conversion ratio range.

Based on the above, we determined that the likelihood of issuing a variable number of shares upon settlement was not predominant and the PSPs did not meet any of the other criteria for liability accounting under ASC 480-10 such as mandatory redemption or representing a repurchase obligation. As such we have accounted for the PSPs as equity and recorded the fair value of the PSPs, net of any issuance costs, as additional paid-in capital ("APIC"). Upon issuance of the shares, we will transfer the applicable par value of the common stock issued from APIC to common stock.

ASC 470-20 defines a beneficial conversion feature as “a nondetachable conversion feature that is in the money at the commitment date.” As previously disclosed, the PSPs are legally separable and detachable from the amortizing debt component of the Tangible Equity Units ("TEUs"). In addition, the TEU's are publicly traded and were issued at the current market price. The PSPs were initially valued at their relative fair value on the date of issuance. As a result, the Company determined that there were no beneficial conversion features associated with these instruments.

With respect to the Staff's comment regarding the earnings per share impact of the PSPs, basic weighted average shares outstanding will not be impacted until settlement of the PSPs and issuance of the common stock since these PSPs are not outstanding as of period end and are not “outstanding shares” under ASC 260 - Earnings Per Share. Further, the PSPs are not participating securities.

7.
Please expand your disclosures related to the prepaid stock purchase grants to clearly disclose the terms of these instruments. It should be clear in what situations the settlement would result in a fixed number of shares as well as in what situations the settlement would also result in the issuance of a variable number of shares. Please also disclose what consideration was given as to whether there is a beneficial conversion feature associated with these grants.

As discussed in comment 6. above, we considered the possibility of the existence of a beneficial conversion feature related to the PSPs and concluded that there was no beneficial conversion feature associated with the PSPs. In future filings, we will expand our existing disclosure to include language similar to the following related to the settlement provisions of our PSPs:

“The prepaid stock purchase contracts ("PSPs") will convert to Beazer Homes stock on July 15, 2015. If, on that date, our common stock price is 1) at or below $14.50 per share, the PSPs will convert to 1.72414 shares per unit, 2) at or above $17.75 per share, the PSPs will convert to 1.40746 shares per unit or 3) between $14.50 and $17.75 per share, the PSPs will convert to a number of shares of our common stock equal to $25.00 divided by the applicable market value of our common stock.”

Securities and Exchange Commission
March 22, 2013

In preparing our responses to the Staff's comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the Staff's comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding our responses to the Staff's comments to me at (770) 829-3700.

Sincerely,

/s/ Robert L. Salomon
Robert L. Salomon
Executive Vice President and Chief Financial Officer